                                                                  Rule 424(b)(3)
                                                               Reg. No. 33-38869


                                BROOKE GROUP LTD.

                       SUPPLEMENT DATED NOVEMBER 25, 1998
                        TO PROSPECTUS DATED JUNE 9, 1998



         The Prospectus of Brooke Group Ltd. (the "Company") dated June 9, 1998 relating to the Company's common stock, $.10 par value per share (the "Common Stock"), is hereby supplemented by the information contained in the Company's Current Report on Form 8-K, dated November 20, 1998, a copy of which is set forth herein.

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-K

                              JOINT CURRENT REPORT
                     PURSUANT TO SECTION 13 OR 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



  Date of Report (Date of earliest event reported):        November 20, 1998

           BROOKE GROUP LTD.                             BGLS INC.
   (Exact name of registrant as               (Exact name of registrant as
     specified in its charter)                  specified in its charter)

              1-5759                                      33-93576
      (Commission File Number)                  (Commission File Number)

            51-0255124                                   13-3593483
(I.R.S. Employer Identification No.)        (I.R.S. Employer Identification No.)

             DELAWARE                                     DELAWARE
  (State or other jurisdiction of              (State or other jurisdiction of
   incorporation or organization)               incorporation or organization)

      100 S.E. SECOND STREET                       100 S.E. SECOND STREET
       MIAMI, FLORIDA 33131                         MIAMI, FLORIDA 33131
 (Address of principal executive              (Address of principal executive
   offices including Zip Code)                   offices including Zip Code)

           305/579-8000                                  305/579-8000
 (Registrant's telephone number,               (Registrant's telephone number,
       including area code)                           including area code)

         (NOT APPLICABLE)                               (NOT APPLICABLE)
 (Former name or former address,                (Former name or former address,
  if changed since last report)                  if changed since last report)

ITEM 5.   OTHER EVENTS.

          On November 20, 1998, Brooke Group Ltd. ("Brooke Group") and certain of its affiliates entered into an agreement with Philip Morris, Inc.
("PM") relating to, among other things, the purchase by PM of three of Liggett Group's ("Liggett") cigarette brands, L&M, Chesterfield and Lark, and a commitment by Brooke Group and Liggett to join the Master Settlement Agreement recently reached among 46 states, the tobacco industry and others. A press release announcing the execution of such agreement was issued on November 20, 1998.

          On November 25, 1998, Brooke Group announced that Liggett will call for redemption on December 28, 1998 all of its outstanding 11.50% Series B and 19.75% Series C Senior Secured Notes due 1999 (collectively, the "Liggett Senior Secured Notes"). On the redemption date, the $144.9 million principal amount of the Liggett Senior Secured Notes will be redeemed for 100% of the principal amount thereof plus accrued interest.

ITEM 7.   FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

         (c) Exhibits.

             The following Exhibits are provided in accordance with the provisions of Item 601 of Regulation S-K and are filed herewith unless otherwise noted.

                                  Exhibit Index



10.1 Letter Agreement, dated November 20, 1998, by and among Philip Morris Incorporated, Brooke Group Ltd., Liggett & Myers Inc. and Liggett Group Inc.

99.1  Press Release, dated November 20, 1998

99.2  Press Release, dated November 25, 1998

                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 BROOKE GROUP LTD.




                                 By: /s/ Joselynn D. Van Siclen
                                     ------------------------------------------
                                     Joselynn D. Van Siclen
                                     Vice President and Chief Financial Officer


                                 BGLS INC.




                                 By: /s/ Joselynn D. Van Siclen
                                     ------------------------------------------
                                     Joselynn D. Van Siclen
                                     Vice President and Chief Financial Officer



Date:  November 25, 1998

                                                                    EXHIBIT 10.1

November 20, 1998

Brooke Group Ltd.
Liggett & Myers, Inc.
Liggett Group Inc.
100 SE 2nd Street
Miami, Florida  33131

Attention:  Bennett S. LeBow

Re:  Acquisition of Certain Brands and Entry INTO MASTER SETTLEMENT AGREEMENT

This letter agreement and the term sheet (the "Term Sheet") attached hereto (collectively, the "Agreement") constitute the agreement of Brooke Group Ltd. ("Brooke"), Liggett & Myers Inc. (L&M") and Liggett Group Inc. ("Liggett" and together with Brooke and L&M, the "Liggett Parties") and Philip Morris Incorporated ("PM," and together with the Liggett Parties the "Parties") with respect to trademarks and certain related intellectual property related to the "Lark," "L&M," and "Chesterfield" brands of cigarettes, and to the execution by the Liggett Parties of the Master Settlement Agreement made by the Settling States and the Participating Manufacturers (the "MSA"). Each Party, intending to be legally bound by this Agreement, agrees to take the actions set forth in the Term Sheet to be taken by it, and to cause its subsidiaries to take the actions set forth in the Term Sheet to be taken by such subsidiaries.

Please indicate your agreement with the foregoing by executing this letter in the space below.

Sincerely,


PHILIP MORRIS INCORPORATED
By:  /s/ Martin J. Barrington
   ----------------------------------------

Accepted and Agreed:

BROOKE GROUP LTD.
By:  /s/ Bennett S. LeBow
   ----------------------------------------


LIGGETT & MYERS INC.
By:  /s/ Bennett S. LeBow
   ----------------------------------------

LIGGETT GROUP INC.
By:  /s/ Bennett S. LeBow
   ----------------------------------------

Attachment
Sworn to before me this
20th day of November, 1998

/s/ Toni P. Clark
-------------------------------------------
Toni P. Clark
Notary Public, State of New York

                              DEFINITIVE TERM SHEET


1. THE INITIAL PAYMENT. Immediately upon the satisfaction of the following four conditions:

      (a) The MSA is executed by the Settling States (as defined in the MSA) and PM elects in its sole discretion to execute the MSA;

      (b) PM completes, without discovery of any adverse condition (other than liens in respect of Liggett's senior notes that will be eliminated in connection with the Initial Payment as described below) that has not been cured by the Liggett Parties, preliminary due diligence with respect to liens, trademark search, etc. as described on Annex A hereto, such preliminary due diligence to be completed by the close of business on November 30, 1998;

      (c) The Liggett Parties sign the MSA and they receive and deliver to PM evidence in a form heretofore agreed to by the Parties that there are and will be no encumbrances, restrictions or conditions on or affecting the Marks (as defined herein) arising from the Liggett Parties' previous settlements with the states of Massachusetts, Louisiana, West Virginia, Florida and Mississippi; and

      (d) PM receives evidence satisfactory to it that the Liggett Parties have deposited with the trustee under Liggett's senior secured notes sufficient funds, and have otherwise taken all action, so that upon deposit of the Initial Payment (as described below) with the trustee under such notes, any lien on the Marks in respect of such notes shall be eliminated, with no further action by any Liggett Party, upon the passage of not more than 75 days after such deposit,


PM will pay (the "Initial Payment") to Eve Holdings Inc. ("Eve") or such other entity designated by the Liggett Parties (the date of such payment being the "Initial Payment Date") by irrevocable deposit (in a manner satisfactory to PM and the Liggett Parties) with the trustee under the senior notes:

      (1) $5 million in consideration for the grant of an option (the "Class A Option") to purchase 100% of the Class A Interest described in paragraph 4(a) for $10.1 million, such option to be exercisable until the expiration of the Class B Option, subject to obtaining HSR approval for both the purchase of the Class A Interest and entry into the License Agreement (as defined below); and

      (2) $145 million in consideration for the grant of an option (the "Class B Option") to purchase 100% of the Class B Interest described in paragraph 4(a) for $139.9 million (the "Class B Exercise Price"), subject to adjustment as provided below, such option to be exercisable during the ninety day period beginning on the 10th anniversary of the Initial Payment Date, provided, however, that such ninety-day period may be extended by PM for up to an additional six months if for any reason (including any legal or financial impediment) PM is unable to exercise the Class B Option (or to cause the LLC to redeem the Class B Interest) during such ninety-day period.

            Upon purchase of the Class A Interest and/or the Class B Interest, the Class A Interest and the Class B Interest must be delivered free and clear of all encumbrances and restrictions (other than, with respect to the Class B Interest, any encumbrance resulting from the pledge securing the Loan, which encumbrance is eliminated when the Guarantor (as defined in paragraph 4(c) below) is released from its obligations under the Loan).

2. PUT/REDEMPTION OF CLASS B INTEREST. Provided that either the Class A Option has been exercised or is required to have been exercised pursuant to this Agreement, the Liggett Parties will have a put option that gives them the right to put the Class B Interest to PM (or PM's designee) at a put price that is $5 million less than the redemption amount described below, which put option is exercisable at any time during the ninety-day period beginning on the 90th day following the 11th anniversary of the Initial Payment Date, and which is otherwise on the same terms applicable to the Class B Option. When the put or the Class B Option is exercised, PM will be required to cause each Guarantor to be released from its obligations as guarantor of the Loan. At the expiration of the put period, if the Class B Option has not been exercised, and the Class B Interest has not been redeemed in accordance with terms as described below, the holder of the Class B Interest shall be entitled to convert the Class B Interest, at its election, into a Class A Interest having the same rights to share in future profits and losses, including the same aggregate voting power, as the Class A Interest initially created as described in paragraph 4(a), which newly converted Class A Interest shall represent 50% of the aggregate capital of the LLC to be created pursuant to paragraph 4(a).

      The Class B Interest will also be redeemable (during the same period as the Class B Option may be exercised) by the LLC for $139.9 million, less the net outstanding principal of the Loan (as defined below). Upon such redemption, PM will be required to cause each Guarantor to be released from its obligation as guarantor of the Loan.

3. FURTHER DUE DILIGENCE. Following the Initial Payment Date, PM will conduct further due diligence with respect to the Marks. PM will not have to exercise the Class A Option if, as a result of matters learned through such due diligence, PM reasonably determines that (i) there exists substantial doubt as to the validity or enforceability of the Marks, or
      (ii) there exists substantial and previously unknown to PM (x) litigation liability affecting or relating to the Marks material in relation to the transaction, or (y) regulatory risk, affecting or relating to the Marks. PM will be entitled to continue its due diligence and make any such reasonable determination until the close of business on the 10th day following HSR clearance, subject to extension as provided in paragraph 4.

4. THE PURCHASE TRANSACTIONS. Upon expiration or termination of the HSR waiting period ("HSR Clearance") (whether HSR Clearance for PM or HSR Clearance for a transferee of PM) and satisfactory (as described above) completion of PM's due diligence, PM will exercise the Class A Option no later than the 10th day following HSR clearance; provided however that in the event that any information requested by PM in the course of its due diligence is withheld due to competitive consideration, such information will be provided to PM by the Liggett Parties no later than the 10th day following HSR Clearance and PM may continue its due diligence until the 30th day following HSR Clearance. On or before the close of business on such 30th day, PM shall either (i) notify the Liggett Parties that its due diligence has not been completed satisfactorily or (ii) exercise the Class A Option. The date of closing of the purchase of the Class A Interest will be selected by PM and will be no later than 90 days after the notice of exercise is given. In connection with such closing:


      (a) The Liggett Parties will organize a new LLC, to which the Liggett Parties will contribute the Marks, free and clear of all encumbrances and restrictions, in exchange for 100% of the Class A Voting Interest and 100% of the Class B Redeemable Nonvoting Interest in the LLC (which Class B Interest will be allocated income and receive a distribution of $500,000 per year) and which LLC will have no other interests, or rights to acquire such interests, outstanding;

      (b) PM will enter into an exclusive (including with respect to the LLC) license of the trademarks from the LLC for an 11-year term at an annual royalty at least equal to an amount, that alone or when combined with other funds made available to the LLC by PM, will equal the annual debt service obligation on the Loan and the obligation to make the $500,000 per annum distribution described in paragraph (a) immediately above;

      (c) the LLC will borrow not more than $5 million less than the Class B Exercise Price (the "Loan") from an independent third party, with such borrowing to be guaranteed by Eve and any other holder of the Class B Interest (the "Guarantors"); and

      (d) the LLC will distribute the proceeds of the Loan to the Liggett Parties as distributions on the Class B Interests and the Class B Exercise Price will be reduced by the net amount so distributed.


            With respect to the Loan, it is agreed that (a) the inability of the LLC to obtain the Loan will not interfere with the obligation of the Liggett Parties to sell the Class A Interest upon exercise of the Class A Option or the obligation of PM, as set forth above, to exercise the Class A Option; (b) PM will cooperate with the Liggett Parties and the LLC and use its reasonable best efforts to assist the LLC to obtain the Loan; provided, however, that PM is not required to directly or indirectly subsidize such Loan (except to the extent of complying with its explicit obligations under paragraph 4(b)); (c) the Liggett Parties will cooperate with PM and the LLC and use their reasonable best efforts to assist the LLC to obtain the Loan; and (d) in connection with such cooperation, PM will consent to the pledge by the LLC of the Marks and the LLC's interest in the License Agreement to the lenders of the Loan, and the Liggett Parties will (or will cause the holder thereof to) pledge the Class B Interests and the put right to such lenders.

5. FAILURE OF THE PURCHASE TRANSACTIONS TO CLOSE. In the event that HSR approval is not obtained or PM is not satisfied (as described above) with the results of its due diligence, the Class A Option and the Class B Option shall remain in effect, and PM will be entitled to assign its rights under both options in accordance with paragraph 15. In addition, in the event that HSR Clearance is not obtained, PM shall, upon the request of the Liggett Parties, attempt periodically to obtain such approval, provided, that PM shall not be required to attempt to obtain any such approval more than once in any two-year period or more than four times over the period of the Options. The Liggett Parties shall cooperate with PM (pursuant to the terms of Paragraph 10 hereof) in obtaining such approval each time that PM seeks such approval. Notwithstanding the foregoing, PM shall not be required to attempt to obtain any such approval (other than the initial approval) at any time at which it reasonably believes that attempting to obtain such approval is likely to interfere with any pending transaction so long as PM does not defer any request for more than six months or more than once in any two-year period.

6. REPAYMENT OF INITIAL PAYMENT. Each of (a) the material failure of the Liggett Parties or any of their affiliates to comply with its obligations under paragraph 9 (prior to the MSA being approved by all relevant courts) or 10 (prior to the purchase of the Class A Interest) hereof and (b) the material failure of the Liggett Parties to deliver to the LLC (at the time of formation of the LLC) the Marks free and clear of all encumbrances, restrictions or conditions arising as a result of settlement agreements ("Settlement Liens") and to keep such Marks free of any such Settlement Liens through the closing of the sale of the Class A Interest shall be a "Material Breach by the Liggett Parties" of this Agreement. In the event that a Material Breach by the Liggett Parties of this Agreement occurs and is not cured to PM's reasonable satisfaction within 120 days after PM gives written notice of such breach to the Liggett Parties, (i) the Liggett Parties shall promptly repay to PM the full amount of the Initial Payment and (ii) PM shall have the right, at its sole discretion, to terminate all remaining obligations under this Agreement (and if the Liggett Parties have repaid the Initial Payment and PM does not terminate, the aggregate option exercise price shall be increased to $300 million). Notwithstanding the foregoing, a failure to comply with the provisions of paragraph 10 shall not be deemed to be a Material Breach by the Liggett Parties unless, nine months following the initial HSR filings, as a direct or indirect result of such failure, either (i) HSR Clearance has not been obtained or the government has commenced litigation to enjoin the transaction or (ii) PM has had to make a material concession to the government to obtain HSR Clearance or avoid such litigation. The foregoing remedies are not liquidated damages, and the parties shall be entitled to pursue all remedies available at law or equity in addition to such remedies.

7. PAYMENT OF SUBSEQUENT PAYMENT WITHOUT EXERCISE OF OPTION. The failure of PM to comply (prior to the purchase of the Class A Interest) with paragraph 10 hereof shall be a "Material Breach by PM" of this Agreement. In the event that a Material Breach by PM of this Agreement occurs, PM shall promptly prepay to the Liggett Parties the full amount of the exercise price of each of the Class A Option and the Class B Option (in each case, minus one dollar), and the exercise price of each of the Class A Option and the Class B Option shall become one dollar and such options shall thereafter become immediately exercisable. Notwithstanding the foregoing, a failure to comply with the provisions of paragraph 10 shall not be deemed to be a Material Breach by PM unless, nine months following the initial HSR filings, as a direct or indirect result of such failure, HSR Clearance has not been obtained or the government has commenced litigation to enjoin the transaction. The foregoing remedies are not liquidated damages, and the parties shall be entitled to pursue all remedies available at law or equity in addition to such remedies.

8. MSA EXECUTION. The Liggett Parties shall execute the MSA in the form distributed to the states, with such changes and/or corrections as are consented to by PM and are incorporated into an MSA to which PM has become a signatory, provided any such changes do not increase (either by an increase in amount or acceleration of the date of payment) the payment obligations of the Liggett Parties thereunder and do not significantly adversely change the rights or obligation of the Liggett Parties. Each Liggett Party hereby irrevocably appoints PM as the attorney-in-fact for such Liggett Party for the limited purpose of executing the MSA as provided in the previous sentence in the name of such Liggett Party if such Liggett Party has not executed the MSA within one business day of PM requesting the Liggett Parties to do so. PM agrees that it will not agree to any changes in the MSA which would have the result in any Settling State (as defined in the MSA) leaving Liggett with neither the MSA nor its prior settlement agreement, if any, with such Settling State.

9. ACTIONS TAKEN WITH RESPECT TO THE MSA. Neither any Liggett Party nor any controlled affiliate of any Liggett Party will take (or support any other person in taking) any material action to (i) discourage any party or potential party to the MSA from signing the MSA, (ii) oppose the final approval of the MSA by any court or other governmental body, (iii) assert any claim of invalidity or illegality with respect to the MSA or with respect to Liggett's execution thereof, (iv) otherwise materially and willfully interfere with the execution or effectiveness of the MSA. It is understood that Bennett S. LeBow and all officers and directors of any of the Liggett Parties, and all agents and attorneys for any of the Liggett Parties (in their capacity as such) are deemed to be controlled affiliates of the Liggett Parties for purposes of this Agreement.


10. HART-SCOTT-RODINO. Promptly after execution of this Agreement, each party shall promptly prepare and file all filings required to be made by it in connection with the exercise of the Class A Option and enter into the License Agreement under the HSR Act, as well as any other filings required to be made with any other governmental entity in connectiOn with this Agreement, the entry into or exercise of either option or the entry into the License Agreement (collectively, "Governmental Filings"). Each party shall provide any information required by the HSR Act and any other Governmental Filing, and shall cooperate with the other parties hereto in connection with obtaining any approval required from any governmental entity in order to consummate the transactions contemplated hereby. Each party hereto shall use its reasonable best efforts to obtain promptly any consent, order or approval of, or any exemption by, any governmental entity in connection with the consummation of the transactions contemplated hereby (including without limitation to cause the prompt expiration of the waiting period under the HSR Act applicable to the exercise of the Class A Option and the entering into the License Agreement); provided, however, that notwithstanding anything to the contrary in this Agreement, PM shall not be required to agree to divest or hold separate any brand, product, business or assets or to take or agree to take any action that limits its freedom of action with respect to, or its ability to retain, any of the Marks or the Brands or any brand, product, business or other asset of PM or its affiliates.

11. THE MARKS. The "Marks" shall mean all of the interest of the Liggett Parties and any affiliate of any Liggett Party in all trademarks, trade names, trade dress, service marks, registrations and applications for registrations therefor, in each case relating to "Lark," "Chesterfield" and "L&M" brands, including any variation or product line extension thereof and any derivative pertaining thereto. "Lark," "Chesterfield" and "L&M" are referred to herein as the "Brands."


12. NO LIABILITIES. Neither the LLC nor PM shall assume any liabilities of any nature, express or implied, whether or not contingent, relating to the Marks or the Brands and arising from production, sales, marketing, consumption, use or exposure or any activity or omission prior to the closing of the purchase of the Class A Interest, and the Liggett Parties shall indemnify each of the LLC and PM from and against any and all such liabilities.

13. OTHER ASSETS. The LLC shall acquire from the Liggett Parties only the Marks, and shall not acquire any assets other than the Marks. From and after the closing of the purchase of the Class A Interest, the Liggett Parties shall destroy any inventory of finished goods related to the Brands, as well as all POS, advertising and marketing materials related to the Brands. Prior to such date, the Liggett Parties shall sell products bearing the Marks only in the normal course and shall not engage in "trade loading."


14. FURTHER AGREEMENTS. The Parties will promptly negotiate and finalize the additional agreements required to effectuate this Agreement. Unless and until all of such agreements have been finalized in a mutually satisfactory manner, executed and delivered, this Agreement shall govern and be binding and enforceable. This Agreement shall be superseded by such agreements, when such agreements are executed and delivered. For further clarification, the Initial Payment shall be due, payable and paid upon satisfaction of the conditions set forth in paragraph 1, regardless of whether such additional agreements shall have theretofore been executed and delivered.

15. ASSIGNABILITY OF AGREEMENTS. The options, the Class A Interests and the license shall be assignable (and may be sublicensed, with respect to the License Agreement) by PM, provided that PM is not relieved of any obligations and the assignee assumes all obligations of PM under this Agreement and any such assigned (or sublicensed) agreement.


16. THE LLC. The Class A Interests shall have all of the voting power of the LLC, and the Class B Interests shall have no voting or veto rights of any kind. The owner of a majority of the Class A Interests shall be the sole Managing Member of the LLC. Except for the income and distribution referred to in paragraph 2 above, the Managing Member shall not be required to declare or pay any distribution to any person or entity or in respect of any interest. The

      Managing Member may declare a distribution in respect of Class A Interests without declaring a distribution in respect of Class B Interests, and vice versa.

17. GOVERNING LAW. The Agreement (and the additional agreements referred to above) will be governed by the internal laws of the State of New York. Each of the Parties (i) consents to submit itself to the personal jurisdiction of any Federal or state court located in the State of New York in the event that any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal or state court sitting in the State of New York.

                                     ANNEX A


1. Trademark search to obtain registration particulars and confirm that there are no pending conflicts or cancellation actions or other challenges or claims.

2. Search for registrations in the names of third parties related to non-tobacco goods and services, to determine that no such registration exists currently followed by the trademark department of PM and which in PM's reasonable opinion would materially and adversely affect the currently anticipated value of the Marks to PM.

3.    Lien search in all states.

                                                                    EXHIBIT 99.1





FOR IMMEDIATE RELEASE

                           Contact: George Sard/Anna Cordasco/Paul Caminiti
                                    Sard Verbinnen & Co
                                    212/687-8080

         PHILIP MORRIS TO PURCHASE THREE LIGGETT BRANDS FOR $300 MILLION

        LIGGETT WILL JOIN ATTORNEYS GENERAL TOBACCO SETTLEMENT AGREEMENT
   --------------------------------------------------------------------------

         MIAMI, FL, NOVEMBER 20, 1998 -- Brooke Group Ltd. (NYSE: BGL) today announced that it has signed a definitive agreement with Philip Morris Inc. (NYSE: MO) for Philip Morris Inc. to purchase options to buy three of its subsidiary Liggett Group's cigarette brands, L&M, Chesterfield and Lark, for $300 million in cash. An initial payment of $150 million is expected to be made within 10 days as an option fee, with the balance to be paid upon exercise of the options by Philip Morris.

        Although the transfer of the brands is subject to antitrust clearance, the initial $150 million cash payment by Philip Morris to the Liggett subsidiary is not conditioned on receiving such clearance. Brooke will use the initial payment to redeem the approximately $145 million of Liggett senior secured notes outstanding.

        The Company also announced today that Brooke and Liggett have agreed to join the Master Settlement Agreement ("MSA") recently reached between the Attorneys General and the tobacco industry. Under terms of the MSA, Brooke and Liggett will have no payment obligation to the signing states as long as Liggett does not exceed a national market share of 1.67% (approximately 8 billion units/400 million packs). In the event that Liggett exceeds 1.67% market share, Liggett will pay for the portion above 1.67% according to the formula set out in the MSA.

         L&M, Chesterfield and Lark are three of Liggett's four premium cigarette brands but account for only 14% of Liggett's annual sales volume. Philip Morris already owns the international rights to these brands, which it purchased from Liggett approximately 20 years ago. Liggett will continue to own a number of discount and private label cigarette brands, as well as its remaining premium cigarette brand, Eve.

        Bennett S. LeBow, chairman and chief executive officer of Brooke Group, stated, "We're extremely pleased that we were able to achieve an attractive valuation for these brands that will benefit Brooke shareholders. Liggett's predominant focus will continue to be on its discount and private label cigarette business." LeBow added, "We're also pleased to be joining the agreement with the Attorneys General and the rest of the tobacco industry. By doing so, Liggett settles with states with which we have been unable to reach agreements to date. Liggett has now largely accomplished the goals we set when we began settling these lawsuits in March 1996, to protect the

Company from liability while changing the way the tobacco industry does business. Going forward, we are hopeful that this agreement leads to a meaningful reduction in underage smoking."

         By joining the MSA, Brooke and Liggett have agreed to abide by all advertising, marketing and other restrictions covered by the MSA.

        Prior to joining the MSA, Brooke and Liggett had reached their own settlement agreements with Attorneys General representing 41 states, accounting for more than 85% of the nation's Medicaid claims. The terms of Liggett's prior settlement agreements will no longer apply, except with respect to Florida, Minnesota, Mississippi and Texas, the four states that have separate settlement agreements with Liggett and the rest of the tobacco industry and are not signatories of the MSA.

         Brooke Group is a holding company which owns Liggett Group Inc. and controlling interests in Liggett-Ducat Ltd. and New Valley Corporation.




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

                                                                    EXHIBIT 99.2


FOR IMMEDIATE RELEASE



                               Contact: George Sard/Anna Cordasco/Paul Caminiti Sard Verbinnen & Co
                                         212/687-8080

           LIGGETT TO REDEEM SENIOR SECURED NOTES ON DECEMBER 28, 1998
--------------------------------------------------------------------------------



      MIAMI, FL, NOVEMBER 25, 1998 -- Brooke Group Ltd. (NYSE: BGL) today announced that its wholly owned subsidiary, Liggett Group Inc., will call for redemption on December 28, 1998 all of its outstanding 11.50% Series B and 19.75% Series C Senior Secured Notes due 1999. On the redemption date, the $144.9 million principal amount of the Senior Secured Notes will be redeemed for 100% of the principal amount plus accrued interest.

      The redemption will be funded with the initial cash payment of $150 million to be paid by Philip Morris Inc. in connection with the previously announced agreement for the purchase by Philip Morris of options to buy three of Liggett's cigarette brands for $300 million in cash.

      Brooke Group is a holding company which owns Liggett Group Inc. and controlling interests in Liggett-Ducat Ltd. and New Valley Corporation.




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